

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2010

Williams D. Abajian
President, Chief Executive Officer and Director
Protect Pharmaceutical Corporation
759 Bloomfield Avenue
Suite 411
West Caldwell, New Jersey 07006

Re: Protect Pharmaceutical Corporation
Form 10-12G
Filed June 8, 2010
File No. 000-54001

Dear Mr. Abajian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-12G filed June 8, 2010

General

1. Please note that the Form 10 goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1) and that the effectiveness of your Form 10 will commence your periodic reporting obligations under the Exchange Act even if all of our comments have not yet been resolved. Please consider withdrawing the Form 10 prior to effectiveness if comments cannot be resolved and refilling it at a later date when you have responded to the remaining comments.

2. We note your discussion of the company's three key drug delivery platform technologies on page 6 of the filing and your three products in the "proof of concept" stage on page 8. Please provide support for the following statements:

- "Pro24^{TM} platform can be used for both single and combination drugs where the release of one or both drugs can be controlled over a period." (page 6)
- "ProRet ^{TM} gastro-retentive systems can remain in the gastric region for several hours thus significantly prolonging the absorption window for a number of key drugs." (page 6)
- "We believe ProRet ^{TM}'s prolonged gastric retention improves bioavailability, reduces drug waste, and improves solubility for drugs that are less soluble in a high pH environment." (page 6)
- "ProProof ^{TM} abuse deterrent formulations platform limits the abuse potential of drugs that are prone for abuse." (page 6)
- "We anticipate that PRTT-100 will enable significant reduction in the dosage of Pregabalin/Gabapentin without compromising the extent of pain relief." (page 8)
- "PRTT-300 is an abuse deterrent once daily opioid combination with antagonist that provides significant clinical benefit over existing opioid formulations." (page 8)
- "We expect that PRTT-300 will enhance analgesic property by minimizing side effects of nausea, vomiting, dizziness and head ache." (page 8)

If studies have been conducted the results of which support these statements, please provide a discussion of the details of the relevant study, including the number of test subjects, the duration of the study and the results thereof. If no studies or tests have been conducted to date, please revise these statements and those similar throughout the filing to state that you "believe" the technologies have the "potential" to produce the stated results, but that you have no proof at this point in time to support your belief.

3. We note the following statements throughout the filing:

- "In the near term, we intend to proceed with a comprehensive program to develop and commercialize once-daily drugs for diabetic neuropathic pain, fibromyalgia, postherpetic neuralgia and epilepsy." (page 7)
- "While these platform technologies enable a number of new-generation of drugs with improved clinical benefits in multiple therapeutic areas, we are focusing initial resources to develop pain drugs, more specifically abuse deterrent opioids, once daily drugs to treat moderate to severe pain, diabetic neuropathic pain and fibromyalgia." (page 7)
- "Our near term goal is to proceed with a comprehensive program to develop and commercialize once-daily drugs for diabetic neuropathic pain, fibromyalgia, postherpetic neuralgia and epilepsy. Subsequently and as capital and resources permit, we intend to develop and commercialize once-daily opioid combinations as well as abuse-deterrent opioid combinations for moderate to severe pain." (page 9)

Please reconcile these statements and clarify throughout the filing what the company's initial focus will be.

Business Development, page 3

4. When discussing the Patent Acquisition Agreement with Nectid, Inc. on page 4, please revise your disclosure to discuss the provisions of Sections 4.1A, 4.2, 4.3 and 4A.3 of the agreement relating to registration rights, payment obligations and the developmental milestone timetable established between the two parties.

Business Development Strategies, page 7

5. We note the following statement in the second to last paragraph on page 7: "Our proprietary technologies can be applied not just to pain drugs, but across therapeutic sectors like psychiatric disorders and Alzheimer's disease, where better medication and compliance improves the clinical benefits and quality of life." Please characterize this statement as an opinion or belief, rather than fact, and provide support for it.

6. Please revise your disclosure in the subsection on page 8 titled "Outsourcing Key Functions" to indicate how you intend to fund the outsourcing of each of the listed functions.

Products in Development, page 8

7. We note the following statement on page 8: "We currently have other proprietary drug candidates in various stages of development." Please clarify, if true, that you are in the pre-clinical phase of development but have not yet engaged in any research activities to date as to the product candidates identified in this section and in the section that follows entitled "Other Product Candidates."

8. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

    Please disclose the following information for each of your major research and development projects:

    a. The current status of the project;
    b. When costs are incurred, disclose the costs incurred during each period presented and to date on the project;
    c. The nature, timing and estimated costs of the efforts necessary to complete the project;
    d. The anticipated completion dates;

   e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

   f. The period in which material net cash inflows from significant projects are expected to commence.

   Regarding b. when applicable, if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

   Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Marketing, page 9

9. We note your statement under the above listed heading on page 9 that you are "currently" engaged in the research and development of future products; however, disclosure elsewhere in the filing indicates that you do not currently engage in these activities and intend to enter into agreements with collaborators in the future to outsource this work. Please revise this statement to be consistent with the rest of your disclosure, as applicable.

Employees, page 9

10. Please revise your disclosure under the above listed heading to indicate whether either of your two employees are full-time, as required by Item 101(h)(4)(xii).

11. Please revise your disclosure under the above listed heading to describe the provisions of Sections 8.3, 8.4 and 8.5 of your employment agreement with Ramesha Sesha regarding severance payments and benefits due upon termination of employment.

12. Please revise your disclosure under the above listed heading to disclose the salary established for William D. Abajian under Section 4(a) of his employment agreement.

Intellectual Property, page 10

13. Please revise your disclosure under the above listed heading, where appropriate, to refer to Exhibit 2.2 and briefly summarize the contents thereof.

The Drug Approval Process, page 11

14. We note the following statement in the third paragraph on page 12: "We plan to formulate the drugs and carry on the clinical development." This statement does not appear consistent with your prior statements that you plan to outsource each of these functions through collaboration agreements with third parties. Please reconcile.

Item 1A. Risk Factors, page 14

15. Please include a risk factor in this section which discusses the risks the company would face as a result of being unable to perform the developmental milestones set forth in Section 4.A3 of the Patent Acquisition Agreement and losing the rights to develop the patents.

"If outside collaborators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, our regulatory submissions and product introductions will be materially and negatively affected." (page 15)

16. In light of the second sentence of the paragraph following the above listed risk factor, the first sentence as phrased in the present tense is confusing. Please revise the first sentence to indicate that you "will depend" on independent investigators and collaborators to conduct your clinical trials.

"If we are unable to design, conduct and complete clinical trials successfully, we will not be able to submit a new drug application to the FDA." (page 15)

17. We note the following statement under the above listed risk factor: "We expect to complete technology development, production of clinical supplies and patient enrollment for PRTT-100, PRTT-200 and PRTT-300 during the current fiscal year and early next year." Please revise your disclosure to indicate the assumptions upon which this expectation is based and any foreseeable contingencies that might impede its realization.

"We plan to rely on third party commercial drug manufacturers that could fail to devote sufficient time and resources to our concerns resulting in delayed product introductions and higher costs than expected." page 17

18. We note the first sentence of the paragraph following the above listed risk factor. Please revise your disclosure to describe your "limited experience" in drug product development and commercial manufacturing.

Item 5. Directors and Executive Officers, page 28

19. We note the following statement in the first full paragraph on page 28: "We have not compensated directors for service on the board of directors or any committee thereof, although two outside director (sic) have each received 20,000 shares of our common

stock upon becoming a director." Please revise your disclosure to name the two directors and state when such shares were paid. Refer to your disclosure in Note 6 on page F-25 of the filing.

20. For each of the company's directors, please revise your disclosure to describe the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director of the company, in accordance with Item 401(e)(1) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 29

21. We note your statement that during the last three years no person has had or has a direct or indirect material interest in any transaction or proposed transaction to which the company was or is a party; however, it appears that Ramesha Sesha, as founder and honorary President of Nectid, Inc., may have. Please provide us with a detailed analysis as to why Ramesha Sesha's interest in the Patent Acquisition Agreement should not be disclosed in this section. See Item 404(d) of Regulation S-K.

Item 9. Market Price of Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 30

Rule 144, page 31

22. Please disclose, where appropriate, the number of restricted shares of the company's stock currently outstanding.

Item 10. Recent Sales of Unregistered Securities, page 32

23. We note the following statement on page 32 under the above listed heading: "Also in May 2010, we issued…an aggregate of 165,000 shares to two persons for services." As described in Note 6 on page F-25, it appears that these shares were paid for legal and consulting services. Please revise your disclosure on page 32 to describe in detail the services rendered.

Item 15. Financial Statements and Exhibits, page 34

24. Please file a complete and executed copy of the employment agreement between the company and William D. Abajian

December 31, 2009 Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

25. Your independent auditors' report does not make reference to the inception to date period. Auditor association with the cumulative data is required on an annual basis as

long as the registrant is in the development stage. Please have your auditors revise their audit opinion accordingly.

March 31, 2010 Financial Statements

Note 5 – Equity Transactions, page F-25

26. You disclose that you acquired a portfolio of patent applications in February 2010. Please address the following:
   - Disclose the nature of the patent applications acquired.
   - Tell us why the patent applications were capitalized and disclose your accounting policy for capitalizing and amortizing intangible assets.
   - Tell us why the acquired patent applications were accounted for as an asset acquisition rather a business combination; see ASC 805-10-55-4 through 55-9.
   - Tell us why you have not recorded any amortization expense for the period ended March 31, 2010.

Note 6 – Subsequent Events, page F-25

27. Please disclose the value of the shares issued in the transactions noted in this footnote.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins at (202)551-3658 or Joel Parker at (202)551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director